

Investor Relations

Holcim Hagenholzstrasse 85
8050 Zürich

Telefon +41 58 858 87 87
Fax +41 58 858 80 09



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# Fax

| To: | **File N° 82-4093** |
|---|---|
| Company: | Securities and Exchange Commission, Washington D.C. 20549 |
| Fax number: | +1 202 772 92 07 |
| From: | Beate Fuchs<br>beate.fuchs@holcim.com |
| Date: | July 16, 2007 / BFU |
| Total pages: | 3 |
| Subject: | Media Release:<br>**Holcim increases offer for minority shares of St. Lawrence Cement** |

# File N° 82-4093

PROCESSED
JUL 23 2007
THOMSON
FINANCIAL

Please find enclosed the above mentioned media release.

With best regards,

B. Fuchs

Beate Fuchs

**File N° 82-4093**

Corporate Communications


Holcim

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Schweiz

Tel. +41 58 858 87 10
Fax +41 58 858 87 19

| NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES, AUSTRALIA, JAPAN AND THE EUROPEAN ECONOMIC AREA |
|---|

July 13, 2007

# Media Release

## Holcim increases offer for minority shares of St. Lawrence Cement

Holcim Group ("Holcim") is increasing its offer to minority shareholders of St. Lawrence Cement Group Inc. ("SLC") to CAD$ 43.50 in cash per share. The total value of the revised offer is CAD $ 681 million. In connection with the increase in the offer price, the offer has been extended to 5:00 p.m. (Montreal time) on July 30, 2007.

The revised offer represents Holcim's best and final offer to SLC's minority shareholders and the offer will not be further extended if the minimum tender condition is not met.

The revised offer price of CAD $ 43.50 is above the valuation range of CAD$35.50 to CAD$41.00 per share as established by the independent valuator retained by the Special Committee of the Board of Directors of SLC. The revised offer represents a 44 percent premium over the volume weighted average trading price of the shares on the Toronto Stock Exchange for the 20 trading days ended February 23, 2007, the last trading date prior to Holcim's announcement of its original proposed offer.

Holcim understands that the Special Committee and the Board of Directors of SLC are currently reviewing Holcim's revised offer and will respond publicly with its recommendation in due course.

Holcim will file its Notice of Extension and Variation with Canadian regulatory authorities and mail copies to all SLC shareholders shortly.

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Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, gravel and sand) as well as further activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

## File N° 82-4093

St. Lawrence Cement Group is a leading producer and supplier of products and services for the construction industry, namely cement, concrete, aggregates and construction. The company operates in Canada and on the eastern seaboard of the United States, and employs a total of 3,300 people.

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This media release is also available in French and German.

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Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

*******

Internet: www.holcim.com

**Cautionary Note:**
This document contains "forward-looking statements" regarding the offer of the Holcim Group to purchase all of the class A subordinate voting shares of St. Lawrence Cement ("SLC") not already owned by the Holcim Group and all of the class 1 special shares of SLC, including statements regarding the terms and conditions of the proposed offer. Readers are cautioned not to place undue reliance on forward-looking statements. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, the risks that the Holcim Group will not proceed with a formal offer or its offer will be unsuccessful for any reason.

The forward-looking statements contained in this document are made as of the date of this document and the Holcim Group and SLC do not undertake any obligation to update publicly or revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this document are expressly qualified by this cautionary note.

**Legal Notice:**
This release does not constitute an offer to purchase or a solicitation of an offer to sell securities. Shareholders are advised to review any relevant documents that may be filed with securities regulatory authorities by the Holcim Group and SLC because they contain important information, including full details of the proposal and its terms and conditions.

END